June 10, 2010

Larry Spirgel, Assistant Director
United States Securities & Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:          Wonder International Education & Investment Group Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed on February 5, 2010
File No. 333-163635

Dear Mr. Sprigel:

Please accept this letter as notification that the latest amendment to Wonder International’s Form S-1 has been filed and was amended to include the audited financial statements for the fiscal years ended December 31, 2008 and 2009 as well as unaudited financial statements for the quarter ended March 31, 2010.  Additionally, there have been changes to the Management Discussion and Analysis section related to these updated financial statements.

Thank you for your time and attention to this matter. If you have any questions, please feel free to contact me at any time.

Sincerely,

DIETERICH & MAZAREI

/s/ Christopher H. Dieterich
Christopher H. Dieterich
Counsel to Wonder International Education & Investment Group Corporation